

February 3, 2016

Mail Stop 3561

<u>Via E-mail</u>
Hsuan-Hsien Liao
President
HAHA Generation Corp.
4F, No. 132, Songshan Road, Xinyi District
Taipei City, 110, Taiwan (Republic of China)

> **Re:** **HAHA Generation Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 26, 2016**
> **File No. 333-207458**

Dear Ms. Liao:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2016 letter.

<u>Exhibits</u>

1. Please include a currently dated consent of your independent registered accountant in an amendment to your Form S-1.

You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Thomas Stepp, Jr.
        Stepp Law Corporation